O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLSOKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

January 16, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Miller Energy Resources, Inc.
Soliciting Materials filed pursuant to Rule 14a-12

Filed December 17, 2013 by Bristol Investment Fund, Ltd., Bristol Capital, LLC, Bristol Capital Advisors, LLC, Paul Kessler, Lone Star Value Investors, LP, Lone Star Value Investors GP, LLC, Lone Star Value Management, LLC, Jeffrey E. Eberwein, Alan L. Bazaar, Matthew Regis Bob, Michael D. Donahue, J. Christopher Floyd, Ryan Gilbertson, David M. Heikkinen, Alfred John Knapp, Jr., William B. Richardson III, William M. Wells, and Charles Gillman

File No. 001-34732

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 26, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our clients, Bristol Capital Advisors, LLC (together with its affiliates, “Bristol”) and Lone Star Value Management, LLC (together with its affiliates, “Lone Star Value”), collectively, Concerned Miller Shareholders (“CMS”), and we provide the following responses on CMS’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Soliciting Materials. We note that Bristol has served as a consultant to Miller for over three years and in the context of such consulting relationship, Bristol’s principal, Paul Kessler, has been privy to a significant amount of information and materials that have provided factual support for certain of CMS’s statements of opinion and belief.  Appropriate references have been provided in connection with the relevant responses below.  CMS notes that it intends to file a proxy statement with the SEC in connection with its solicitation of proxies for the election of CMS’s slate of director nominees at the upcoming annual meeting of the stockholders of the Company.  In such proxy statement CMS intends to provide disclosure to all shareholders with regard to the reasonable basis for opinions expressed by CMS.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

I.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  We note, for example, the following statements:

1.	That Miller’s shares are “significantly undervalued” and that this is the result of senior management’s profile.

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement.  Despite a growth in oil production since 2012, Miller Energy Resources, Inc. (“Miller” or the “Company”) continues to lose money quarter after quarter. Compared to other companies in the Oil, Gas & Consumable Fuels industry and the overall market, the Company’s return on equity significantly trails that of both the industry average and the S&P 500 as its earnings per share continue to be subpar. Specifically, Miller’s earnings per share declined by 26.7% in the most recent quarter compared to the same quarter a year ago and earnings per share have declined over the last two years. In the past fiscal year, the Company reported results of -$0.60 per share versus -$0.47 per share in the prior year. Next year, the street estimates a contraction of 13.3% in earnings (-$0.68 per share versus -$0.60 per share).

In CMS’s view, senior management’s ineffectiveness has contributed to the Company’s disappointing performance as evidenced by its inability to control operating expenses, which have historically represented more than 100% of revenue as detailed elsewhere in this Response Letter as well as the market’s poor perception of Miller’s prospects.  In November 2013, 30% of Miller’s outstanding common stock was sold short indicating an extreme amount of caution by the market.

For the fiscal year ended April 30, 2013, the Company reported a loss of over $20.42 million. In the first two quarters of fiscal 2014, the Company continued to underperform, reporting a net loss applicable to common shares of $9.4 million and $8.3 million, respectively.

The following table, derived from the Company’s public filings, illustrates the Company’s declining performance:

(In Millions of USD)	FY10	FY11	FY12	FY13
Total Revenue	5.87	22.84	35.40	34.80
Total operating expenses	17.18	37.43	60.49	67.15
Total operating expenses as % of net revenues	293%	164%	171%	193%
Net Income	250.94	(3.88)	(18.69)	(20.42)

2.	That Miller’s senior management lacks “experience and industry knowledge.”

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement.  Based on the disclosure provided in the Company’s public filings with the SEC, Scott Boruff, the Company’s Chief Executive Officer, does not have any operating experience in the oil and gas industry. In fact, Mr. Boruff had not worked in the oil and gas industry in any capacity prior to joining Miller nor had he ever served in the capacity of an executive officer of any public or private company.  In CMS’s view, Mr. Boruff’s experience as an investment banker and a commercial real estate broker for more than 20 years are neither relevant to the Company’s business and operations nor were at a senior executive level that would prepare him for serving as a public company CEO.  In fact, there is nothing in Mr. Boruff’s educational background or employment history that indicates he had any industry knowledge or qualifications to serve as the Chief Executive Officer of a public oil and gas company. Further, as disclosed in Miller’s public filings, Mr. Boruff is the son-in law of the Chairman of the Board and founder of Miller, Deloy Miller.  In the absence of proper qualifications, CMS has raised reasonable questions surrounding Mr. Boruff’s appointment as Miller’s CEO and specifically, whether it was motivated by his close familial ties to the Company’s founder.

Similarly, the Company’s President and acting Chief Financial Officer, David Voyticky, had no prior experience as a Chief Financial Officer and no accounting credentials before being named as the Company’s acting Chief Financial Officer in 2011.  Prior to becoming Chief Financial Officer of the Company, Mr. Voyticky’s experience, like Mr. Boruff's, was limited to deal-making and raising capital. Mr. Voyticky’s investment banking experience is no substitute for the lack of any prior corporate experience in the accounting domain and the absence of experience serving in any treasury functions or senior accounting or financial roles.

3.	That management is incompetent.

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement. As an initial matter, CMS refers you to its response to Question #2 above.  In addition, please note that prior to joining the Company, Mr. Boruff had been a broker at GunnAllen Financial Inc. (“GunnAllen”) through October of 2006.  GunnAllen has since been closed by regulators and entered bankruptcy in the wake of investor lawsuits and allegations of a major Ponzi scheme involving Provident Asset Management (“Provident”). GunnAllen had reportedly sold $39.5 million in private placements in oil and gas offerings from Provident. In July 2009, the Commission charged Provident with defrauding investors by commingling funds and using proceeds from later private placement offerings to pay returns promised in earlier offerings. Mr. Boruff has since hired Darren Gibson, who was Provident's former National Sales Director during the alleged Ponzi scheme, as Miller's National Sales Director, stating in a press release that, “[Gibson]'s proven track record in raising capital will allow Miller to aggressively pursue our acquisition and drilling program goals.” During Mr. Boruff's tenure at GunnAllen, the Company used GunnAllen to broker a sale of 2.9 million shares of its common stock to Wind City Oil & Gas, LLC (“Wind City”). However, the Wind City deal turned sour, leading to litigation, and on June 13, 2008, Miller settled by agreeing to pay $10 million to Wind City. In October 2006, Mr. Boruff left GunnAllen and joined Cresta Capital Strategies, LLC (“Cresta Capital”). During Boruff's tenure at Cresta Capital, Miller paid Cresta Capital as a consultant and investment banker in connection with the settlement of the Wind City litigation. Thus, Mr. Boruff was at two firms, GunnAllen and Cresta Capital, that were paid by the Company in connection with the Wind City deal, despite the fact that the Wind City deal was a complete failure for Miller. Upon information and belief, Mr. Boruff's dealings with Wind City comprised the sum total of his experience in the oil and gas industry prior to his appointment as Chief Executive Officer in 2008.  Mr. Boruff’s poor track record and lack of any experience in the oil and gas industry prior to his joining Miller as well as the Company’s deep undervaluation and mismanagement during his stewardship, provide reasonable basis for CMS’s belief that Mr. Boruff is incompetent to adequately perform the functions of Chief Executive Officer of Miller.

Noting an extremely high turnover in the senior management team, CMS also believes that many other members of management lack sufficient knowledge of the Company’s business.  Miller has also made certain questionable decisions in its hiring choices.  For example, in June 2013, Miller appointed Michelle Borromeo, a former model and nightclub bartender with no investment relations experience, as Vice President of Investor Relations.  In the past nine years, Miller has had four CFOs. Key posts like the President, CFO, Chief Accounting Officer and General Counsel have all been filled in the last couple of years. The Chief Accounting Officer, Ms. Rector, joined the Company in July 2012 only to resign in October 2013, having had little opportunity to address the Company’s material accounting deficiencies and gaps in internal controls. CMS’s concern is that these significant turnovers have led to a management team with, at best, a scattered track record and lack of understanding of the business of Miller.  The high turnover and poor hiring choices provide reasonable support for CMS’s belief that Miller is led by an ever-changing senior management team that lacks the knowledge and experience to competently perform their respective roles.

Furthermore, Miller has had to restate its financial reports with the SEC.  Miller’s periodic filings with the SEC include express admission by management of material weaknesses in the Company’s internal controls.  For example, in its most recent Annual Report on Form 10-K for the fiscal year ended April 30, 2013 (“Miller’s 10-K”), Miller disclosed that in preparing its consolidated financial statements for the fiscal years 2013, 2012, and 2011, the Company and its independent public accounting firms identified material weaknesses in Miller’s internal control over financial reporting. Specifically, management identified a material weakness in the operating effectiveness of management review controls. Miller reported it did not maintain a sufficient complement of corporate accounting and finance personnel necessary to consistently operate management review controls. As a result of this material weakness, the Company's management has concluded that, as of April 30, 2013, its internal control over financial reporting was not effective based on criteria established in Internal Control - Integrated Framework issued by the COSO.  The top senior executives bear the responsibility for ensuring that the Company is pursuing careful application of GAAP and reasonable accounting practices that ensure fair and reliable disclosure to investors. In light of the repeated restatements of the financial reports, CMS believes there is reasonable support for its belief that the senior management has not satisfactorily performed its duties in this regard.

4.	That Mr. Boruff “has repeatedly demonstrated he is unqualified to lead the Company.”

CMS acknowledges the Staff’s comment and on a supplemental basis refers the Staff to the responses provided to the preceding Questions #1, 2 and 3.  In CMS’s view, the lack of relevant operational experience in the oil and gas industry or in any senior executive capacity at a public company render Mr. Boruff unqualified to serve as Miller’s CEO.  Moreover, as detailed in CMS’s public letter to shareholders dated December 17, 2013 (the “December 17 Letter”), once appointed to the position, Mr. Boruff has led the Company through a significant underperformance and negative financial results.  CMS believes that the poor state of the Company and the failure to maximize shareholder value during Mr. Boruff’s tenure at the helm of the Company provide reasonable basis for its opinion that Mr. Boruff has demonstrated he is unqualified to lead Miller.

5.	That the company’s expense structure is “bloated” and that the shareholders’ capital is “squandered on compensating and supporting the excessive lifestyles of underperforming executives.”

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement. According to Miller’s 10-K, over the past three years, the Company’s General and Administrative (G&A) Expenses as a percentage of Gross Profit has been 118%, 151% and 385% for the fiscal years 2011, 2012 and 2013, respectively.  During the past four years, the Company’s total operating expenses have increased over 390% from approximately $17.18 million in fiscal 2010 to approximately $67.15 million in fiscal 2013. During fiscal 2013, the Company’s total operating expenses were 193% of net revenue, resulting in negative cash flow of over $49 million.

In a Current Report on Form 8-K filed with the SEC on December 11, 2013, Miller reported across the border increases in already high expenses for the quarter ended October 31, 2013. Costs and direct expenses rose to $42.3 million in the first half of fiscal 2014 from $30.2 million in the first half of fiscal 2013. G&A Expenses increased 17% to $13.5 million in the first half of fiscal 2014 compared with $11.5 million in the first half of fiscal 2013.  Miller attributed the increase in G&A Expenses to “increases in salaries and professional fees.”

As detailed in the December 17 Letter, in 2013 the compensation of Miller’s CEO and CFO was increased by an astronomical 59% and 58%, respectively. Both leading proxy advisory forms, ISS and Glass Lewis have opined in their respective reports for a number of years that the magnitude of the top management’s compensation is excessive in comparison to peer companies of similar size and industry.  The total compensation for three of Miller’s executives was $13.97 million in fiscal 2012, which represents 40% of total revenue for 2013.  Furthermore, there is evidence that the top executives lead a lavish lifestyle.  For example, in 2011, Mr. Boruff purchased a property known as the Villa Collina, a sprawling 36,720 square foot mansion in Tennessee, for approximately $8.5 million.  See for example related media coverage attached as Annex C.

The result of the extraordinary high expenses that Miller itself has attributed to increases in salary was that the Company recorded a net loss attributable to common stockholders of $17.7 million, or $0.40 per diluted share, for the first half of fiscal 2014, compared to a net loss attributable to common stockholders of $6.2 million, or $0.15 per diluted share, for the same period in fiscal 2013.

6.	Your belief that any rise in the company’s stock price “has been in spite of senior management” (emphasis in original).

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement. An examination of the Dow Jones U.S. Oil & Gas Index (INDEXDJX: DJUSEN) reveals that the industry as a whole has performed very well over the last five years. CMS believes that the Company’s stock price has been driven by a general positive sentiment associated with the oil and gas industry industry as a whole and the strong performance of Cook Inlet Energy, specifically.  However, Miller has been unable to capitalize on the positive drivers in the industry or its own strong asset base and solid business prospects and remains in CMS’s view deeply undervalued.  Even as revenue and net production have increased dramatically, Miller has continued to lose money and underperform in comparison with the industry indices and its peers.  Most recently, Miller reported revenues for the second quarter of 2014 of $18.8 million compared to $10.8 million in the second quarter of the prior fiscal year, primarily driven by a 147% increase in net production, from 78,145 BOE to 193,261 BOE, over that same period.  However, the Company also recorded a net loss attributable to common stockholders of $17.7 million, or $0.40 per diluted share, for the first half of fiscal 2014, compared to a net loss attributable to common stockholders of $6.2 million, or $0.15 per diluted share, for the same period in fiscal 2013.

Upon examination of the financial results referenced above and the preceding responses, CMS notes its view that the Company’s stock has been negatively impacted by extraordinarily high G&A Expenses mostly as a result of excessive management compensation, the apparent market perception that Miller’s management is not operating the Company on an efficient basis which has depressed stock price, the high cost of capital due to the absence of institutional caliber managers with the ability to secure inexpensive financing and properly structure capital raising initiatives.

7.	That the company’s management is “discredited” and absentee.”

CMS acknowledges the Staff’s comment and refers the Staff to its responses above for support of CMS’s belief that Miller’s management is discredited as a result of its poor track record, negative market perception and persistent missteps laid out in detail in the December 17 Letter.  Specifically, CMS points the Staff’s attention to the portions in the December 17 Letter that address self-serving behavior such as excessive and poorly structured compensation, related party transactions, numerous restatements of the Company’s financial statements and public admission of poor internal controls and poor investor communications despite public disclosure of a number of related shareholder derivative lawsuits.

With respect to CMS’s position that management is absentee, CMS notes that while the oilfields and operations of the Company are in Alaska, Miller’s corporate headquarters are located in Tennessee. The Company’s CEO Mr. Boruff lives and works in Tennessee.  The Company’s CFO Mr. Voyticky lives in a penthouse in Marina Del Rey, California and CMS believes he spends a considerable amount of time in Los Angeles.  Also, under the terms of his original Employment Agreement filed with the SEC, Mr. Voyticky is entitled to work from time to time in the State of California in a space established by the Company. Based on the attached records for the use of Miller’s corporate jet, the Company’s executive have barely made any trips from the Tennessee headquarters to the Alaskan operations, and in fact frequently fly to locations, such as Florida, where the Company has no operations or any other apparent business connection.  See Annex A for a report from FlightAware for use of the Company’s corporate jet in the three-month period from April 1, 2013 to June 30, 2013.

8.	The disclosure in each of the five bullet points under the caption “Mismanagement and Executive Incompetence...” in the letter to shareholders.

CMS acknowledges the Staff’s comment and offers the following in support of each of the five bullet points.

a.	Consistently overreached in its spending, putting shareholders at risk.

CMS refers you to its response to Question #5 above for supporting evidence of excessive and avoidable expenses.

b.	Acted in a self-interested manner and handsomely rewarded themselves despite undeniable failure to perform adequately.

As detailed in the December 17 Letter and publicly disclosed by Miller in its filings with the SEC, Mr. Boruff received an extremely lucrative compensation package when he became the Company’s Chief Executive Officer, consisting of a signing bonus of $300,000; a base salary of $250,000 per year; a grant of 250,000 shares of common stock, vesting in equal annual installments over four years or on an accelerated basis if there were a change of control of the Company; options to purchase 250,000 shares of common stock at $0.33 per share; and participation in an incentive compensation program based on meeting various gross revenue and EBITDA targets.  These compensation amounts were consistently increased in the ensuing few years despite the Company’s failure to meet certain benchmarks. In 2009, Miller experienced a $3.2 million loss from operations, with only $1.6 million in revenue, and it incurred more than $2.7 million in administrative expenses, including more than $779,000 in executive compensation alone.

On July 29, 2013, the Board increased the base salaries of Messrs. Boruff, Voyticky, Miller, Hall and Yost by 59%, 57.9%, 82.9%, 82.9% and 71.4%, respectively. During the same period, net losses increased from $18.69 million in fiscal year 2012 to $20.42 million in fiscal year 2013.

Further, the amended employment agreements of the above-referenced senior executives included certain performance benchmarks as a condition to the receipt of incentive compensation.  The following excerpts from Miller’s 10-K makes it quite evident that the Company failed to perform adequately by its own standards, yet, the Compensation Committee elected to handsomely reward the Company’s executives:

•           “the [C]ompany's common stock did not outperform the common stock of five or more of its peers[;] [h]owever, in recognition of the [C]ompany's operational progress late in fiscal 2013, the Compensation Committee used its discretion to award Mr. Boruff a bonus of $500,000, and a restricted stock grant of 50,000 shares of our common stock…”

•           “the [C]ompany's common stock did not outperform the common stock of five or more of its peers[;] [h]owever, in recognition of the [C]ompany's operational progress late in fiscal 2013, the Compensation Committee used its discretion to award Mr. Voyticky a bonus of $475,000, and a restricted stock grant of 100,000 shares of our common stock…”

•           “[t]hese metrics were not met; however the Compensation Committee used its discretion to award Mr. Miller a cash bonus of $165,000 and a restricted stock grant of 60,000 shares of our common stock…” and

•           [t]hese metrics were not met…[h]owever, in recognition of his exemplary performance during fiscal 2013, the Compensation Committee, after meeting with Mr. Boruff and discussing his recommendations, awarded Mr. Yost a cash bonus of $175,000 and a restricted stock grant of 35,000 shares of our common stock…”

c.	Forced upon Miller’s shareholders the excessive cost of effectively paying for two CEOs.

In addition to Mr. Buroff’s compensation as Chief Executive Officer, Mr. Voyticky received an astronomical $10.01 million in compensation in 2012. Mr. Boruff currently has an annual base salary of $795,000 and Mr. Voyticky’s salary is nearly the same at $750,000. In justifying the increase to Mr. Voyticky’s base salary, the Company itself stated, in Miller’s 10-K, “with respect to Mr. Voyticky, because his role in the Company is integral to the Company's operational results and capital raising efforts, more akin to a Co-CEO, with his having a substantial leadership role comparable to Mr. Boruff in his overall importance to the Company's business.” The Company apparently views Mr. Voyticky similar to a Co-CEO, and compensates him as such, which has placed an excessive financial burden on the shareholders.

Please also note that as illustrated by the table below, Mr. Voyticky’s salary in 2012, prior to a 58% increase was more than $10 million which compares to a range between $2.5 million and $6.9 million among CFOs of comparable peer companies.  By CMS’s estimate, while CFOs in peer companies received approximately 50% of their CEO’s base salaries, Mr. Voyticky received 94% of Mr. Boruff’s salary.

In Million USD	Market Cap	Revenue in FY12	Base Salary - FY12	Total CFO Compensation - FY12
Apache Corporation	35,850	17078	0.5	2.5
ConocoPhillips	90,280	62004	0.7	6.9
Consol Energy, Inc	8,340	5430	0.6	4.5
Cabot Oil & Gas Corporation	14,180	1204	0.4	3.6
EQT Corporation	12,570	1641	0.4	2.9
Miller Energy Resources, Inc	256.7	35.4	0.45	10.016

d.
Shown lack of interest in the operations of the business and continue to make decisions from their Tennessee headquarters and a penthouse in Marina Del Rey, California, away from the oilfields and the operations of Miller.

Please refer to its response to Question #7.  In light of the fact that the top two senior officers operate from locations far removed from the operations of the Company in Alaska and the scarce evidence of visits by them to the assets and operational facilities of Miller, CMS believes it has reasonable basis for its opinion that senior management has exhibited lack of interest in the operations of the business and continues to make decisions from far removed locations.

e.	Failed and continues to fail to communicate accurately and candidly with all shareholders on an even playing field.

CMS refers the Staff to its response to Question # 24.  CMS further notes that Bristol and Lone Star Value have had communications with other shareholders of Miller and based on such communications believe that information has been provided to shareholders and analysts unevenly.  Further, another shareholder of Miller has shared with CMS on a confidential basis three private letters that such shareholders sent to members of the Board, in which the authors of the letter detail their frustration with the poor investor communications and lack of transparency at Miller.  As indicated in response to Question # 21, CMS believes that Miller has failed to provide complete and accurate disclosure of certain related party transactions, specifically the circumstances surrounding the consulting agreement with Bill Weakly and a loan made by a relative of his to Mr. Boruff.

9.	That management’s actions have “caused shareholders to suffer at every turn.”

As explained throughout this Response Letter and the December 17 Letter, management has repeatedly taken actions at the expense of shareholders.  Examples for which more detailed disclosure is provided elsewhere in this Response Letter include the excessive compensation paid to the Company’s executives despite failure to achieve pre-set performance benchmarks; the use of corporate assets, including the use of the Company’s private jet for what appears to be private trips (See Annex A and response to Question # 22); and the numerous instances of self-dealing engaged in by the executives as detailed in response to Question #16.  CMS believes that the cumulative effect of the poor management that has led to a depressed stock price and the excessive compensation and self-dealing that have led to unreasonably high costs, have caused significant destruction of shareholder value as a direct result of the actions taken by the management team.

10.	That Mr. Boruff “has proven unsuitable to lead the Company.”

CMS refers the Staff to its responses to Questions #2, 3 and 4.

11.	That the company’s executives are “compromised.”

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement. CMS refers the Staff to its response to Question #16.

12.	Your disclosure citing or referring to the ISS and Glass Lewis reports.

Please see ISS and Glass Lewis reports attached as Annex B.

13.	Your suggestion the company is leasing a condominium for Mr. Voyticky in California.

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement.  As noted above, under the terms of his original Employment Agreement, Mr. Voyticky is entitled to work from time to time in the State of California in a space established by the Company.  Furthermore, based on public records and the personal knowledge of the principals of Bristol, CMS believes that Mr. Voyticky resides in a penthouse in Marina Del Rey, California the Company is providing.

14.	Your suggestion that General McPeak had retained an independent compensation consultant who refused to recommend management’s compensation increases.

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement.  In July 2013, while serving as the Chairman of the Compensation Committee, General McPeak contacted Mr. Kessler, Bristol’s principal. During their conversation, General McPeak indicated that he was instructed to reach out to Mr. Kessler by Messrs. Boruff and Voyticky for the purposes of discussing the proposed executives’ compensation schemes.  General McPeak further informed Mr. Kessler that in his capacity as the Chairman of the Compensation Committee, he had retained an independent compensation consultant to assist the Compensation Committee in putting together an outline of a new compensation package. General McPeak indicated that the compensation consultant’s views differed greatly from management’s proposal for their compensation. The Compensation Committee’s approval of the compensation plan on July 29, 2013 (the “July 29 Plan”) was not unanimous. General McPeak was out of the country and did not participate in the meeting on July 29, 2013.  Although General McPeak voted in favor of the compensation proposal on July 19, 2013, he did not approve of certain changes in the July 29 Plan, which he did not have an opportunity to vote on. In later meetings of the Compensation Committee, he noted his objections to the July 29 Plan, in particular to the compensation for Mr. Voyticky, the cost of the options to be issued under the July 29 Plan and their potentially dilutive effect.  CMS also believes that a nationally recognized compensation consultant has not recommended approval of the July 29 Plan.

15.	That the company’s “internal controls over financial reporting have been ineffective for many consecutive years.”

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement.  CMS refers the Staff to its response to Question #2 and specifically the portion addressing disclosure in Miller’s 10-K that in preparing its consolidated financial statements for the fiscal years 2013, 2012, and 2011, the Company and its independent public accounting firms identified material weaknesses in Miller’s internal control over financial reporting. Specifically, management identified a material weakness in the operating effectiveness of management review controls.

2.
You must avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Disclose the factual foundation for such assertions or delete the statements.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9.  Please provide us supplementally the factual foundation for your disclosure that:

16.	That Miller’s senior management has engaged in “unacceptable self-dealing.”

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement.  Below please find a few examples of the unacceptable self-dealing that the Company’s senior management has engaged in over the years, all of which have been publicly disclosed by Miller in its SEC filings.

a.	In 1997, the Company leased an office from Sharon Miller, the wife of the current Chairman, Deloy Miller, and subsequently purchased the property for $500,000.

b.
In 2009, Miller entered into a Marketing Agreement with The Dimirak Companies (“Dimirak”), an affiliate of Dimirak Securities Corporation. At the time of the agreement, Mr. Boruff was a director and 49% owner of Dimirak Securities Corporation. Miller paid Dimirak approximately $25,468, $69,932, and $169,028 in the years 2010, 2011 and 2012, respectively, under the terms of the agreement.

c.
Mr. Boruff, the son-in-law of Deloy Miller, the founder and Chairman of the Company, was appointed as its Chief Executive Officer even though he lacked any relevant operational experience in the oil and gas industry.

d.
Mr. Boruff was employed by Cresta Capital from October 2006 to June 2008. From 2006 to 2008, Mr. Boruff also provided consulting services to Miller. In April 2007, Miller engaged Cresta Capital to raise $19.625 million. For these services, the Company paid Cresta Capital $600,000 and also paid Mr. Boruff a transaction fee of $300,000 and issued him 2.5 million shares of common stock valued at $825,000.

e.
The Company has provided service work on oil and gas wells owned by Herman Gettelfinger, a director of the Company since 1997, and his wife. During fiscal year 2012, the aggregate amount of service work performed for them was $25,422.

f.
On May 1, 2002, the Company executed a promissory note for $50,000 in favor of Mr. Gettelfinger. The note was for a period of one month with an interest rate of 8.0% per annum, renewable on the same terms at the option of the holder.

g.	In 2005, the Company issued another note payable for $254,000 with an interest rate of 8.0% per annum to Mr. Gettelfinger. This note was settled in May 2005.

17.	That Miller’s management has “drained an enormous amount of shareholder capital and siphoned it off to rewarding themselves.”

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement, in addition to information provided throughout this Response Letter:

a.
In fiscal year 2013, the Company spent $13.97 million in the form of compensation to the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, which is approximately 40% of the Company’s total revenue in fiscal year 2013.

b.
On July 29, 2013, the Board increased the base salaries of Messrs. Boruff, Voyticky, Miller, Hall and Yost by 59%, 57.9%, 82.9%, 82.9% and 71.4%, respectively. During the same period, net losses increased from $18.69 million in fiscal year 2012 to $20.42 million in fiscal year 2013.

c.
The Company has named Apache Corporation (“Apache Corporation”) and eight other companies as significant competitors in the Alaska area. As of December 27, 2013, the enterprise value of Miller was $268.33 million and Apache Corporation’s was $44.09 billion. In 2012, the Chief Financial Officer of Apache Corporation received total compensation of $2.502 million; whereas Miller’s Chief Financial Officer received $10.01 million in compensation, which is three times more than the compensation received by Apache’s Chief Financial Officer. Moreover, the compensation of Miller’s Chief Financial Officer is approximately 29% of the Company’s total revenue for fiscal year 2012.

18.
That Miller’s management members in Tennessee and California “appear very interested in strategies aimed at undermining corporate governance while lining their own pockets and those of select friends and followers” and do not “seem particularly interested in the operations on the ground in Alaska.”

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement.  CMS refers the Staff to its response to Questions # 7 and 8(d) with respect to the absenteeism of the senior managers from the oilfields and operations of the Company in Alaska.  CMS further notes that the Company’s corporate governance features and practices as noted by ISS and Glass Lewis reports attached in Annex B.  Among the main concerns identified by these independent observers of corporate governance are: (i) the lack of independence on the Board, (ii) the repeated need to restate the Company’s financial statements which indicates a significant failure by the Audit Committee to ensure proper internal controls, (iii) the service of the CFO on the Board of directors which interferes with the Board’s ability to independently oversee the finances of the Company.  Additionally, ISS has noted that 22.22% of the directors of the Company are family members of executives.

19.
That the compensation to the company’s executives raise “serious questions regarding the independence of the Compensation Committee and willingness of the Board to protect shareholders’ best interests.”

CMS acknowledges the Staff’s comment and on a supplemental basis refers you to the attached ISS report that expresses concerns over the independence of the Compensation Committee of the Board.  Further, CMS refers you to the above discussion of the approval of excessive executive compensation, including recent astronomical increases, to the top executives, two of whom serve on the Board along with the members of the Compensation Committee.  CMS also notes its concerns set forth in responses to Question # 14, which focus on the process followed by the Compensation Committee in the deliberation and approval of the senior executives’ compensation arrangements, which demonstrates that the vote was held in the absence of the Chair of the Compensation Committee who was known to not be supportive of the July 29 Plan.

20.	That the company’s “extraordinary level of overhead” is “a function of cronyism and waste.”

CMS acknowledges the Staff’s comment and on a supplemental basis refers you to its response to Question # 5 for the extraordinary level of overhead and to its responses to Questions # 8(b), 8(c), 16 and 17 and Annex B, for the huge and, in CMS’s view, unnecessary outlay of shareholder wealth to compensate and otherwise reward executives.  The information provided in these responses provides reasonable support for CMS’s view that the overhead is a largely a function of cronyism and waste.

21.	That suggests Mr. Weakley was given a consulting agreement as a reward for making a personal loan to Mr. Boruff.

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement.  On September 18, 2013, the Company entered into a one-year consulting agreement with William R. Weakley under which he agreed to assist the Company with investor relations. Mr. Weakley is one of the largest shareholders of Miller and a related party to the Company as a result of aggregating his personal holdings in the Company’s stock with those of his brother, son-in-law and other relatives which, taken together, exceed 5% of the outstanding common stock of the Company.  As compensation for these services, the Company granted Mr. Weakley a warrant to purchase 300,000 shares of its common stock at an exercise price of $6.63 per share.  Miller has not disclosed specifics regarding the services Mr. Weakley is expected to perform and has not explained to shareholders why does the Company believe that a retired investor is in the best position to provide such services. Further, based the personal knowledge of Bristol’s principals derived from more than three years of serving as consultants to the Company, Mr. Weakley is in frequent contact with Messrs. Boruff and Voyticky and CMS believes has close ties with them.  Around the same time as the entry into the consulting agreement, Mr. Weakley’s son-in-law extended a personal loan to Mr. Boruff.  The Company failed to provide timely disclosure of this related-party transaction and when disclosure was provided, it was minimal.

22.	That the company’s executives and directors are using a private jet at the company’s expense for trips that have “no business significance.”

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement. CMS refers you to the report from FlightAware with respect to the use of the Company’s private jet, 1970 Hawker Siddeley BH. 125-400A, for the three-month period from April 1, 2013 to June 30, 2013, attached hereto as Annex A.  The attached report indicated that more than 70% of flights the Company’s jet made were for traveling to places where the Company does not have any direct business, operations or offices. Examples include trips to New York, Destin, Lawrence Hanscom Field, Cooperstown and Washington.

23.	That the board is not independent from management.

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement.  As mentioned above, ISS noted that 22.22% of the Company’s directors are family members of executives. Also, 44.4% of the directors are former or current employees of the Company. Moreover, the Chief Executive Officer of the Company is the son-in-law of the current Chairman and serves as a director of the Company.  The Company’s CFO is a member of the Board, which has caused Glass Lewis to question the Board’s ability to effectively and impartially oversee the finances of Miller. Please refer to the ISS and Glass Lewis reports attached as Annex B, both of which express grave concerns with the lack of independence on Miller’s Board.

24.	That the company’s communications are “discriminately parsed out to shareholders with ties to management or select investment banking analysts.”

CMS acknowledges the Staff’s comment and offers on a supplemental basis the following support for the referenced statement.  In an October 28, 2013 report by Imperial Capital, it was revealed that Imperial Capital spoke to Miller’s management on the same day regarding two of the Company’s wells, which information was issued to institutional investors.  However, the Company did not publicly disclose the same information to all shareholders until October 31, 2013.  CMS is aware of what it believes are other instances of selective disclosure from their communications with shareholders of Miller.

*    *    *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Paul Kessler, Bristol Capital Advisors, LLC, Jeffrey E. Eberwein, Lone Star Value Management, LLC, Aneliya S. Crawford, Esq., Olshan Frome Wolosky LLP

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on December 17, 2013, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

BRISTOL INVESTMENT FUND, LTD.			BRISTOL CAPITAL, LLC

By: Bristol Capital Advisors, LLC

By:	/s/ Paul Kessler		By:	/s/ Paul Kessler
	Name:	Paul Kessler		Name:	Paul Kessler
	Title:	Sole Manager		Title:	Manager

BRISTOL CAPITAL ADVISORS, LLC			LONE STAR VALUE INVESTORS, LP

By: Lone Star Value Investors GP, LLC General Partner

By:	/s/ Paul Kessler		By:	/s/ Jeffrey E. Eberwein
	Name:	Paul Kessler		Name:	Jeffrey E. Eberwein
	Title:	Sole Manager		Title:	Manager

LONE STAR VALUE INVESTORS GP, LLC			LONE STAR VALUE MANAGEMENT, LLC

By:	/s/ Jeffrey E. Eberwein		By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein		Name:	Jeffrey E. Eberwein
	Title:	Manager		Title:	Sole Member

/s/ Jeffrey E. Eberwein	/s/ Paul Kessler
JEFFREY E. EBERWEIN	PAUL KESSLER

Individually and as attorney-in-fact for Alan L. Bazaar, Matthew Regis Bob, Michael D. Donahue, J. Christopher Floyd, Ryan Gilbertson, David M. Heikkinen, Alfred John Knapp, Jr., William B. Richardson III, William M. Wells and Charles Gillman

ANNEX A

ANNEX B

ANNEX C